UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

The Walt Disney Company

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

254687106

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Alan N. Braverman

Senior Executive Vice President, General Counsel and Secretary

The Walt Disney Company

500 South Buena Vista Street

Burbank, California 91521

(818) 560-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Meredith B. Cross
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
202-663-6000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by The Walt Disney Company, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on April 9, 2007, relating to an offer by the Company (the “Offer”) to amend the exercise price of Eligible Options (as defined in the Offer to Amend the Exercise Price of Certain Options attached to the Schedule TO as Exhibit (a)(1)(A) (the “Offer to Amend”)) held by Eligible Holders (as defined in the Offer to Amend).  Except as amended and supplemented by this Amendment, all terms of the Offer to Amend and all disclosure set forth in the Schedule TO and the exhibits thereto remain unchanged.

Item 4. Terms of the Transaction.

(a)           Material Terms.

Item 4 of the Schedule TO is hereby amended by adding the following sentences:

The Offer expired at 5:00 p.m., Pacific Time, on May 4, 2007.  Pursuant to the terms of the Offer, the Company has accepted for amendment options to purchase 15,477,419 shares of the Company’s common stock.  The Company has amended the options accepted for amendment effective immediately following the expiration of the Offer in accordance with the terms of the Offer.  Eligible Holders whose options have been amended in accordance with the terms of the Offer will receive promises to make cash payments in the aggregate amount of $31,074,182 in accordance with the terms of the Offer.

This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

THE WALT DISNEY COMPANY

/s/ THOMAS O. STAGGS
Thomas O. Staggs
Senior Executive Vice President and Chief Financial Officer
Date: May 7, 2007

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated April 9, 2007*
(a)(1)(B)	Draft e-mail to all eligible holders*
(a)(1)(C)	Draft transmittal to eligible holders receiving printed copies of offer to amend and election form*
(a)(1)(D)	Screen shot of login page to offer website at http://tenderoffer.pixar.com*
(a)(1)(E)	Screen shot of welcome page to offer website at http://tenderoffer.pixar.com*
(a)(1)(F)	Screen shot of electronic election form*
(a)(1)(G)	Screen shot of election amendment review*
(a)(1)(H)	Screen shots of agreement to terms of election*
(a)(1)(I)	Screen shot of election confirmation statement*
(a)(1)(J)	Screen shots of instructions to election form*
(a)(1)(K)	Form of amendment to stock option agreement and promise to make cash payment*
(a)(1)(L)	Form of acknowledgement of receipt of election form*
(a)(1)(M)	Form of e-mail confirmation and reminders to eligible holders*
(a)(1)(N)	Paper election form*
(a)(1)(O)	Form of e-mail confirming that eligible holder has elected not to participate*
(a)(1)(P)(i)	Form of stock option agreement under The Walt Disney Company/Pixar 1995 Stock Plan, as amended*
(a)(1)(P)(ii)	The Walt Disney Company/Pixar 1995 Stock Plan, as amended (incorporated herein by reference to Exhibit 10.1 to the Company’s Form S-8 filed with the SEC on May 5, 2006)
(a)(1)(P)(iii)

Form of stock option agreement under Amended and Restated The Walt Disney Company/Pixar 2004 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Pixar’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2005)

(a)(1)(P)(iv)

Amended and Restated The Walt Disney Company/Pixar 2004 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 1, 2006)

(b)	Not applicable
(d)(1)

Agreement and Plan of Merger by and among The Walt Disney Company, Lux Acquisition Corp. and Pixar dated as of January 24, 2006 (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 26, 2006)

(g)	Not applicable
(h)	Not applicable

* Previously filed with the Schedule TO filed with the SEC on April 9, 2007, and incorporated herein by reference

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